UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, Minnesota 55343	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Notice of 2025 Annual General Meeting of Shareholders

On August 20, 2025, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of its 2025 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Tuesday, September 30, 2025, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

Shareholders of record at the close of business on Wednesday, August 20, 2025 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is a press release that serves as the notice of the Meeting and contains information concerning the agenda for the Meeting, the required majority for approval of the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

The content of Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, 333-277836, and 333-285590) and Form F-3 (File No’s. 333-288670 and 333-289567).

Exhibits

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on August 20, 2025, serving as notice of Stratasys’ 2025 annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 20, 2025	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer